EXHIBIT 95.1
Mine Safety Disclosure
The following disclosure is provided pursuant to Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act, which requires certain disclosures by companies required to file periodic reports under the Securities Exchange Act of 1934, as amended, that operate mines regulated under the Federal Mine Safety and Health Act of 1977.
The table that follows reflects citations, orders, violations and proposed assessments issued by the Mine Safety and Health Administration (the “MSHA”) to DTM Louisiana Gathering, LLC, an indirect wholly owned subsidiary of DT Midstream, Inc. The disclosure is with respect to the three months ended September 30, 2026. Due to timing and other factors, the data may not agree with the mine data retrieval system maintained by the MSHA at www.MSHA.gov.

DT Midstream, Inc.
Mine Safety Disclosure
For the Three Months Ended September 30, 2026

Operation (1)	Section 104 S&S Citations	Section 104(b) Orders	Section 104(d) Citations and Orders	Section 110(b)(2) Violations	Section 107(a) Orders	Total Dollar Value of Proposed MSHA Assessments (2)	Total Number of Mining Related Fatalities	Received Notice of Pattern of Violations Under Section 104(e)	Received Notice of Potential to Have Pattern Under Section 104(e)	Legal Actions Pending as of the Last Day of Period	Legal Actions Initiated During Period	Legal Actions Resolved During Period
DTM GEN6 Proppants, LLC ID: 1601585	1	—	—	—	—	$—	—	No	No	—	—	—
Total	1	—	—	—	—	$—	—	No	No	—	—	—
(1) The definition of mine under section 3 of the Mine Act includes the mine, as well as other items used in, or to be used in, or resulting from, the work of extracting minerals, such as land, structures, facilities, equipment, machines, tools, and preparation facilities. Unless otherwise indicated, any of these other items associated with a single mine have been aggregated in the totals for that mine.
(2) The whole-dollar amounts included are the total dollar value of all proposed or outstanding assessments, regardless of classification, received from MSHA on or before September 30, 2026 regardless of whether the assessment has been challenged or appealed, for alleged violations occurring during the three months ended September 30, 2026. Citations and orders can be contested and appealed, and as part of that process, are sometimes reduced in severity and amount, and are sometimes dismissed. The number of citations, orders, and proposed assessments vary by inspector and also vary depending on the size and type of the operation.